United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

May 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☑  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signatures

CVRD: information about shareholders debentures negotiation

Rio de Janeiro, May 30, 2005 – Companhia Vale do Rio Doce (CVRD) issued and distributed to its shareholders 388,559,056 non-convertible shareholders debentures (debentures) in April 1997. Each debenture corresponds to each CVRD share, common or preferred, outstanding at the time of the Company’s privatization.

Since October 28, 2002, the debentures have been traded in the secondary market at the SND - Sistema Nacional de Debêntures (the National Debenture System), under the supervision of ANDIMA - Associação Nacional das Instituições do Mercado Aberto (the National Association of Open Market Institutions), operated by CETIP — Central de Custódia e de Liquidação Financeira de Títulos (the Clearing House for the Custody and Financial Settlement of Securities).

The debentures are registered at CETIP under four series, with the codes CVRDA6, CVRDB6, CVRDC6 and CVRDD6. CVRD encourages the investors interested in any information about the debentures daily transactions at SND to visit the SND’s website, www.debentures.com.br.

Any additional information about the debentures trading, as well as copies of the Prospectus of Public Trading of Participating Debentures, are available for interested investors, and may be obtained by contacting either the Company, www.cvrd.com.br, investor relations section, SLW - Corretora de Valores e Câmbio Ltda. (the debentures Fiduciary Agent), www.slw.com.br, or CVM - Comissão de Valores Mobiliários (the Brazilian Securities and Exchange Commission).

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: May 31, 2005	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer